

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2019

David R. Koos
Chairman, Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, St 304
La Mesa, California 91942

> **Re: Zander Therapeutics, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 31, 2019**
> **File No. 333-220790**

Dear Mr. Koos:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance